11015678

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2011
WASH, D.C.
200

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

SEC FILE NUMBER
8-44222

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BELLE HAVEN INVESTMENTS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Westchester Avenue
(No. and Street)

White Plains	NY	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN SCHUM (203) 629-3323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I STEPHEN SCHUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BELLE HAVEN INVESTMENTS, L.P., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYEL C. WHITFORD
Notary Public, State of New York
No. 01WH6230743
Qualified in Westchester County
Commission Expires Nov. 8, 2014

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Belle Haven Investments, L.P.
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 47,701
Receivable from clearing brokers, net	847,865
Management fees receivable	644,487
Securities owned	
Marketable, at fair value	560,568
Not readily marketable, at estimated fair value	2,800
Furniture, equipment and leasehold improvements, net	118,427
Other assets	86,870
Total assets	$ 2,308,718
Liabilities and Partners' Capital	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 317,862
Payable to sub-advisors	98,611
Accrued expenses and other liabilities	158,663
Total liabilities	575,136
Partners' capital	1,733,582
Total liabilities and partners' capital	$ 2,308,718

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Belle Haven Investments, L.P. (the "Company") is a registered investment advisor under the Investment Advisers Act of 1940 (the "Act") and is exempt from Rule 204-2(b) under the Act in that it does not have custody or possession of funds or securities of customers. The Company is also a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, specializing primarily in U.S. government, municipal, debt and equity securities.

The Company operates under a clearance agreement with other brokers whereby such brokers assume and maintain the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the agreement.

2. Summary of Significant Accounting Policies

Revenue Recognition
Securities and commodities transactions and the related revenues and expenses are recorded on the trade date as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Trading and investment securities, consisting primarily of state and municipal obligations and corporate stocks, are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains or losses are reflected in trading revenues.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes
As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company.

Guaranteed Payments to Partners
Guaranteed payments to partners that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of partnership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the partnership, but rather as part of the allocation of net income.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments purchased, with original maturities of ninety days or less, that are not held for sale in the ordinary course of business.

3. Securities Owned and Sold, Not Yet Purchased

Securities owned consist of trading and investment securities as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 62,406	$ (317,862)
Corporate debt	67,724	-
Corporate stocks	430,438	-
	$ 560,568	$ (317,862)

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2010, these securities carried at estimated fair values consist of the following:

Collateralized mortgage obligations	$ 2,800

4. Fair Value Measurement

The Company measures and reports securities owned at fair value. A fair value hierarchy is established that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2 The inputs are inputs other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 The inputs are unobservable and mostly reflect the entities own assumptions while utilizing the best information available and includes situations where there is little, if any, market activity for the investment.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2010.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
State and municpal obligations	$ 62,406	$ -	$ 62,406	$ -
Corporate and other debt	70,524	-	67,724	2,800
Corporate stocks	430,438	430,438	-	-
Total	$ 563,368	$ 430,438	$ 130,130	$ 2,800
Securities sold, not yet purchased:				
State and municipal obligations	$ 317,862	$ -	$ 317,862	$ -

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2010.

	Corporate and Other Debt
Beginning balance	$ 2,800
Total realized and unrealized gains or losses included in earnings	-
Ending balance	$ 2,800
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ -

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 248,833
Leasehold improvements	49,547
	298,380
Accumulated depreciation and amortization	(179,953)
	$ 118,427

6. Receivable from Clearing Brokers

The receivable from clearing brokers consists of the following:

Receivable from clearing brokers	$ 811,721
Deposits with clearing brokers	78,031
Transactions not yet due for settlement	(41,887)
	$ 847,865

7. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2010, the Company had net capital, as defined, of $759,639, which exceeded its required net capital of $100,000 by $659,639. At December 31, 2010, the Company had aggregate indebtedness of $257,274. The ratio of aggregate indebtedness to net capital was .34 to 1.

8. Commitments and Contingencies

Litigation and Regulatory Matters
In the ordinary course of business, the Company (a) has been named co-defendant in an arbitration proceeding, which involves claims for damages in substantial or unspecified amounts and (b) is the subject of certain regulatory inquiries. The ultimate outcome of the foregoing arbitration proceeding cannot be predicted with certainty. In the opinion of management, the outcome of these matters will not have a material adverse effect on the Company's financial condition.

Leases
The Company is obligated under operating lease agreements for its office premises. As of January 29, 2008, the Company entered into a lease for office premises that expires on May 31, 2015 and provides for a renewal option for one five-year term. Upon execution of the lease, the Company paid $23,880 as a security deposit.

The lease is subject to escalation charges based on increases in real estate taxes and common area maintenance. Future minimum annual rental payments are as follows:

Year Ending December 31,	
2011	$ 101,490
2012	101,490
2013	104,973
2014	107,460
2015	44,775
	$ 460,188

9. Section 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

10. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company transacts its business with customers located throughout the United States.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits at a bank. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010, the Company had no amounts in excess of FDIC insured limits.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at a clearing firm. The accounts at the clearing firm contain cash and securities. Balances are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). The clearing firm provides additional protection on terms similar to SIPC for account net equity in excess of $500,000 through a commercial insurer.

11. Subsequent Events

The Company has evaluated events occurring between the year ended December 31, 2010 and February 18, 2011, the date the financial statements were available for issuance.

****

The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Board of Directors
Belle Haven Investments, L.P.

We have audited the accompanying statement of financial condition of Belle Haven Investments, L.P. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Belle Haven Investments, L.P. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

Lake Success, N.Y.
February 18, 2011

BELLE HAVEN
INVESTMENTS

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

****